Exhibit 99.1

PRESS RELEASE
14 August 2025 – 08:00 am CEST

Regulated information - This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the
European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

CMB.TECH: BUSINESS UPDATE Q2 2025 RESULTS
FINAL Q2 2025 RESULTS TO BE PUBLISHED 28 AUGUST

ANTWERP, Belgium, 14 August 2025– CMB.TECH NV (NYSE: CMBT & Euronext: CMBT) (“CMBT”, “CMB.TECH” or “the Company”) will release its second quarter 2025 earnings prior to market opening on Thursday 28 August 2025 and will host a conference call at 8 a.m. EST / 2 p.m. CET to discuss the results for the quarter. Due to the proximity of the expected closing date of the contemplated stock-for-stock merger between CMB.TECH and Golden Ocean Group Limited (“Golden Ocean”), CMB.TECH already provides preliminary figures related to the Q2 2025 results in this business update.

Business update

CMB.TECH’s Q2 2025 results are scheduled to be announced by CMB.TECH on 28 August 2025. Due to the proximity of the expected closing date of the contemplated stock-for-stock merger between CMB.TECH and Golden Ocean, CMB.TECH provides the following selected, preliminary figures related to CMB.TECH’s Q2 2025 results:

The most important key figures (unaudited) are:

(in thousands of USD)	Second Quarter 2025	Second Quarter 2024	YTD 2025	YTD 2024

Revenue	387,808	252,000	622,852	492,377
Other operating income	13,021	30,649	20,155	38,245

Raw materials and consumables	(2,319)	(435)	(5,128)	(1,678)
Voyage expenses and commissions	(81,338)	(48,986)	(123,742)	(85,903)
Vessel operating expenses	(113,644)	(50,541)	(175,473)	(100,013)
Charter hire expenses	(1,307)	1	(1,620)	(17)
General and administrative expenses	(33,548)	(18,581)	(56,395)	(36,287)
Net gain (loss) on disposal of tangible assets	57,340	94,985	103,791	502,547
Depreciation	(108,698)	(41,639)	(164,369)	(81,877)
Impairment losses	(3,573)	—	(3,573)	—

Net finance expenses	(118,225)	(30,540)	(182,440)	(45,980)
Share of profit (loss) of equity accounted investees	1,622	2,029	1,571	2,570
Result before taxation	(2,861)	188,942	35,629	683,984

Tax benefit (expense)	(4,723)	(4,572)	(2,840)	(4,364)
Profit (loss) for the period	(7,584)	184,371	32,789	679,620

Attributable to:
Owners of the Company	7,768	184,371	51,766	679,620
Non-controlling interest	(15,352)	—	(18,977)	—

Information per share:

(in USD per share)	Second Quarter 2025	Second Quarter 2024	YTD 2025	YTD 2024

Weighted average number of shares (basic) *	194,216,835	194,250,949	194,216,835	197,886,375
Result after taxation	(0.04)	0.95	0.17	3.43

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech Page 1 of 3

PRESS RELEASE
14 August 2025 – 08:00 am CEST

Regulated information - This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the
European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

*	The number of shares issued on 30 June 2025 is 220,024,713. However, the number of shares excluding the owned shares held by CMB.TECH at 30 June 2025 is 194,216,835.

EBITDA reconciliation (unaudited):

(in thousands of USD)	Second Quarter 2025	Second Quarter 2024	YTD 2025	YTD 2024

Profit (loss) for the period	(7,584)	184,371	32,789	679,620
+ Net interest expenses	118,225	30,626	182,440	45,886
+ Depreciation of tangible and intangible assets	108,698	41,639	164,369	81,877
+ Income tax expense (benefit)	4,723	4,572	2,840	4,364
EBITDA (unaudited)	224,062	261,208	382,438	811,747

EBITDA per share:

(in USD per share)	Second Quarter 2025	Second Quarter 2024	YTD 2025	YTD 2024

Weighted average number of shares (basic)	194,216,835	194,250,949	194,216,835	197,886,375
EBITDA	1.15	1.34	1.97	4.10

 All figures, except for EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

CMB.TECH provides this information based on the current status of completing its Q2 2025 results and report. CMB.TECH has not completed all its financial reporting and related consolidation, review and control procedures. The estimates provided are therefore subject to finalisation and change. Consequently, the finalised and approved Q2 2025 results, to be published by CMB.TECH on 28 August 2025, may deviate from the above information.

Details Q2 2025 earnings conference call on 28 August 2025

The call will be a webcast with an accompanying slideshow. You can find the details of this conference call below and on the “Investor Relations” page of the website. The presentation, recording & transcript will also be available on this page.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	28 August 2025
Event Time:	8 a.m. EST / 2 p.m. CET
Event Title:	“Q2 2025 Earnings Conference Call”
Event Site/URL:	https://events.teams.microsoft.com/event/4c5a9385-1280-4ac8-a49b-2384494ac75d@d0b2b045-83aa-4027-8cf2-ea360b91d5e4

To attend this conference call, please register via the following link.
Telephone participants who are unable to pre-register may dial in to the respective number of their location (to be found here). The Phone conference ID is the following: 354 264 600#
CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech Page 2 of 3

PRESS RELEASE
14 August 2025 – 08:00 am CEST

Regulated information - This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the
European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

Announcement Q2 2025 results – 28 August 2025

About CMB.TECH
CMB.TECH (all capitals) is a diversified and future-proof maritime group. We own and operate more than 150 seagoing vessels: crude oil tankers, dry bulk vessels, container ships, chemical tankers, offshore wind vessels & workboats. We also offer hydrogen and ammonia fuel to customers, through own production or third-party producers.
The company is headquartered in Antwerp, Belgium, and has offices across Europe, Asia, United States and Africa.
CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol CMBT.
More information can be found at https://cmb.tech
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other  factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech Page 3 of 3